Exhibit 21

Subsidiaries of

Cardium Therapeutics, Inc., a Delaware corporation

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization
Post-Hypothermia Corporation	Delaware, USA
Tissue Repair Company	Delaware, USA